Exhibit 1.2

Management’s discussion and analysis
(“MD&A”) – May 17, 2012

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the year ended March 31, 2012, and has been prepared with all information available up to and including May 17, 2012. This analysis should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2012. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Just Energy’s date of transition to IFRS was April 1, 2010. All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JE and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JE on a one for one basis. JE also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

On October 3, 2011, Just Energy completed the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”) with an effective date of October 1, 2011. Fulcrum is a retail electricity provider operating in Texas and focuses on residential and small to mid-size commercial customers. Fulcrum markets primarily online and through targeted affinity marketing channels. Just Energy used the proceeds from the issuance of $100 million of convertible unsecured subordinated debentures issued on September 22, 2012, which bear interest at a rate of 5.75% per annum, to fund the Fulcrum acquisition and for other general corporate purposes.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada and the U.S. under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents, through a subsidiary under the trade name National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp (“HES”), also provides a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), a jointly controlled entity, which is involved in the marketing of Just Energy’s gas and electricity contracts.

Forward-looking information

This management’s discussion and analysis (“MD&A”) contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in the May 31, 2012 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or EDGAR at www.sec.gov.

Just Energy Annual Report 2012	1

Key terms

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009 and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 24 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum, effective October 1, 2011. See “Long-term debt and financing” on page 23 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson, effective May 1, 2010. Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 23 for further details.

“customer” does not refer to an individual customer but instead an RCE.

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

“Large commercial customer” means customers representing more than 15 RCEs.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-GAAP FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-GAAP financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

Just Energy converted from an income trust to a corporation on January 1, 2011. Under the corporate structure, management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-GAAP measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and have therefore excluded it from the Base EBITDA calculation.

Just Energy Annual Report 2012	2

ADJUSTED EBITDA

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

FUNDS FROM OPERATIONS

“Funds from operations” refers to the net cash available for distribution to shareholders. Base funds from operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

ADJUSTED FUNDS FROM OPERATIONS

“Adjusted funds from operations” refers to the funds from operations adjusted to deduct the selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing carried out and the capital expenditures made by Just Energy to add to its future productive capacity.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Financial highlights

For the years ended March 31

(thousands of dollars, except where indicated and per share/unit amounts)

	Fiscal 2012			Fiscal 2011				Fiscal 2010
	$	Per share	Per share change	$		Per share	Per share/unit change	$	Per unit
Sales	2,785,269	$19.70	(8)%	2,953,192		$21.38	20%	2,299,231	$17.77
Gross margin	517,489	3.66	5%	481,562		3.49	9%	415,333	3.21
Administrative expenses	122,397	0.87	9%	109,400		0.79	16%	88,423	0.68
Finance costs	60,935	0.43	14%	52,085	3	0.38	202%	16,134	0.12
Net income (loss)1	(126,643)	(0.90)	(135)%	352,940		2.56	43%	231,496	1.79
Dividends/distributions (including Special Distributions)4	175,382	1.24	0%	170,004		1.24	(14)%	185,205	1.43
Base EBITDA2	208,982	1.48	(12)%	231,344		1.68	(1)%	220,000	1.70
Adjusted EBITDA2	283,125	2.00	7%	258,954		1.88	3%	236,304	1.83
Payout ratio on Base EBITDA	84%			73%				84%
Payout ratio on Adjusted EBITDA	62%			66%				78%

1
Net income (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2	See discussion of “Non-GAAP financial measures” on page 2.

3	Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.

4	No Special Distribution was paid in fiscal 2012 or 2011. Fiscal 2010 included a one-time Special Distribution of $26.7 million.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Just Energy has adopted IFRS as the basis for reporting its financial results commencing with the interim consolidated financial statements of fiscal 2012 and using April 1, 2010, as the transition date. The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies.

Just Energy Annual Report 2012	3

Acquisition of Fulcrum Retail Holdings LLC

On October 3, 2011, Just Energy completed the acquisition of Fulcrum with an effective date of October 1, 2011. The acquisition was funded by an issuance of $100 million in convertible debentures.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period.

In addition, the Company will pay, as part of the contingent consideration, an additional 4.006% on the cash portion of the contingent consideration and $1.86 for each of the common shares that are issued at the end of the Earn-Out period.

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	540
140,123
Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)
Total identifiable net assets acquired	78,161
Goodwill arising on acquisition	21,106
Total consideration	$99,267
Cash paid, net of estimated working capital adjustment	$80,940
Contingent consideration	18,327
Total consideration	$99,267

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity contracts and customer relationships are amortized over 3.5 years. The affinity relationships are amortized over eight years.

Just Energy Annual Report 2012	4

Acquisition of Hudson Energy Services, LLC

In May 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all of the common shares of Hudson Energy Services, LLC (“Hudson”), with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures.

The acquisition of Hudson was accounted for using the acquisition method of accounting. The Company allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition, as follows:

Fair value recognized on acquisition
Current assets (including cash of $24,003)	$88,696
Property, plant and equipment	1,648
Software	911
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
478,692
Current liabilities	(107,817)
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)
(223,219)
Total identifiable net assets acquired	255,473
Goodwill arising on acquisition	32,317
Total consideration	$287,790
Cash outflow on acquisition:
Cash paid	$287,790
Net cash acquired with the subsidiary	(24,003)
Holdback	(9,345)
Net cash outflow	$254,442

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered final and, as a result, no further adjustments will be made.

Just Energy Annual Report 2012	5

Operations

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Just Energy entered into weather index derivatives for the third and fourth quarters of fiscal 2012 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout associated with the weather derivatives for fiscal 2012 was $15 million, with the total cost of these options being $2 million.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba, Alberta and Saskatchewan
In Manitoba, Alberta and Saskatchewan, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin generally increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

Just Energy Annual Report 2012	6

JUSTGREEN

Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

JUSTCLEAN

In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

BLEND AND EXTEND PROGRAM

As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

CONSUMER (RESIDENTIAL) ENERGY DIVISION

The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division. The marketing of energy products of this division is primarily done door-to-door through 1,000 independent contractors, the Momentis network marketing operation and Internet-based and telephone marketing efforts. Approximately 51% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products, JustGreen and JustClean. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

COMMERCIAL ENERGY DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division. These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 49% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

HOME SERVICES DIVISION

NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tanks and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 190 independent contractors in Ontario. See page 17 for additional information.

ETHANOL DIVISION

Just Energy owns and operates Terra Grain Fuels, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). On January 4, 2011, Just Energy acquired the 33.3% interest in TGF that was previously owned by EllisDon Design Build Inc. (“EllisDon”) pursuant to a put option exercised by EllisDon. See page 18 for additional information on TGF.

NETWORK MARKETING DIVISION

Just Energy owns and operates Momentis, a network marketing company operating within Canada and the U.S. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. As of March 31, 2012, there were approximately 47,800 independent representatives.

SOLAR DIVISION

Hudson Energy Solar, a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to the consumer, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential or commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of March 31, 2012, the division has made commitments of approximately $90.7 million with the status of the associated projects ranging from contracted to completed.

Just Energy Annual Report 2012	7

Adjusted EBITDA
For the years ended March 31
(thousands of dollars, except per share/unit amounts)

Fiscal 2012	Per share	Fiscal 2011	Per share	Fiscal 2010	Per unit
Reconciliation to income statement
Profit attributable to shareholders of Just Energy	$(126,522)	$(0.89)	$355,076	$2.57	$231,496	$1.79
Add:
Finance costs	60,935	59,883	16,134
Provision for income tax expense	37,527	173,439	(100,260)
Capital tax	–	188	522
Amortization	140,697	148,805	70,826
EBITDA	$112,637	$0.80	$737,391	$5.34	$218,718	$1.69
Add (subtract):
Change in fair value of derivative instruments	96,345	(506,047)	1,282
Base EBITDA	208,982	$1.48	231,344	$1.68	220,000	$1.70
Add (subtract):
Selling and marketing expenses to add gross margin	80,007	36,428	32,967
Maintenance capital expenditures	(5,864)	(8,818)	(16,663)
Adjusted EBITDA	$283,125	$2.00	$258,954	$1.88	$236,304	$1.83
Adjusted EBITDA
Gross margin per financial statements	$517,489	$3.66	$481,562	$3.49	$415,333	$3.21
Add (subtract):
Administrative expenses	(122,397)	(109,400)	(88,423)
Selling and marketing expenses	(177,302)	(133,607)	(95,760)
Bad debt expense	(28,514)	(27,650)	(17,940)
Share-based compensation	(10,662)	(9,914)	(4,754)
Amortization included in cost of sales/selling and marketing expenses	26,617	22,266	4,381
Other income	6,702	7,235	3,515
Transaction costs	(1,101)	(1,284)	–
Proportionate share of loss from the joint venture	(1,971)	–	–
Minority interest	121	2,136	3,648
Base EBITDA	$208,982	$1.48	$231,344	$1.68	$220,000	$1.70
Selling and marketing expenses to add gross margin	80,007	36,428	32,967
Maintenance capital expenditures	(5,864)	(8,818)	(16,663)
Adjusted EBITDA	$283,125	$2.00	$258,954	$1.88	$236,304	$1.83
Cash distributions/dividends (includes Special Distribution)
Distributions and dividends	$171,381	$161,585	$175,517
Class A preference share distributions	–	4,896	7,580
Restricted share grants/unit appreciation rights and deferred share grant/unit grant distributions	4,001	3,523	2,108
Total distributions/dividends	$175,382	$1.24	$170,004	$1.24	$185,205	$1.43
Adjusted fully diluted average number of shares/units outstanding1	141.4	m	138.1	m	129.4	m

1	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Just Energy Annual Report 2012	8

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

For Adjusted EBITDA, selling and marketing expenses used for increasing gross margin are also removed along with maintenance capital expenditures being deducted. As a corporation, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $283.1 million ($2.00 per share) for fiscal 2012, an increase of 9% (7% per share) from $259.0 million ($1.88 per share) in the prior year. The increase is attributable to the increase in gross margin, offset by higher operating expenses. Gross margin increased 7% (5% per share) overall with energy marketing gross margin increasing by 1% and margin contributions from NHS and TGF increasing 78% and 31%, respectively, versus the prior fiscal year.

Administrative expenses increased by 12% from $109.4 million to $122.4 million year over year. The increase over the prior comparable year was due to the inclusion of the administrative expenses relating to Fulcrum of $5.9 million and investments in growth for solar and network marketing expansion. Excluding the Fulcrum-related expenses, administrative expenses amounted to $116.5 million, a 6% increase over prior year in order to support the 10% organic growth in the customer base. A portion of the 6% non-Fulcrum growth is attributable to the Company’s expansion into new markets where investments have been made but the customer growth is not yet reflected in the results.

Selling and marketing expenses for the year ended March 31, 2012, were $177.3 million, a 33% increase from $133.6 million reported in the prior comparative year. This increase is attributable to the 9% increase in customer additions as well as the increased investments related to the build-out of the independent representative network by Momentis. Excluding the $37.3 million of costs associated with the building of Momentis, sales and marketing expenses increased by 5% to $140.0 million.

The sales and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $83.3 million for the year ended March 31, 2012, 2% lower than $84.8 million in the prior fiscal year. Customers lost through attrition and failure to renew were 775,000 for the year, up from 638,000 for the year prior, reflecting a 17% higher customer base. Margin growth from NHS and the TGF contributed to the offset of lost margin at a relatively low sales and marketing cost.

Bad debt expense was $28.5 million for the year ended March 31, 2012, a 3% increase from $27.7 million recorded for the prior comparable year. This increase is a result of the 15% increase in revenue for markets for which Just Energy bears the bad debt risk year over year. For the year-end March 31, 2012, the bad debt expense of $28.5 million represents approximately 2.4% of revenue in the jurisdictions where the Company bears the credit risk.

Dividends and distributions paid for the year ended March 31, 2012, were $175.4 million, an increase of 3% from the prior comparative year as a result of a higher number of shares outstanding. The payout ratio on Base EBITDA was 84% for the year ended March 31, 2012, versus 73% in fiscal 2011. For the year ended March 31, 2012, the payout ratio on Adjusted EBITDA was 62%, versus 66% in the prior year.

For further information on the changes in the gross margin, please refer to “Gas and electricity marketing” on page 13 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 19 through 20.

For the year ended March 31, 2010, gross margin was $415.3 million for the year, reflecting lower gas consumption from the winter months being warmer than expected. Administrative, sales and marketing and bad debt expenses amounted to $88.4 million, $95.8 million and $17.9 million, respectively. For fiscal 2010, Adjusted EBITDA amounted to $236.3 million ($1.83 per unit) and payout ratio on Adjusted EBITDA was 78% for the year, reflecting higher distributions of $1.43 per unit due to a Special Distribution of $0.20 per unit being paid.

FUTURE EMBEDDED GROSS MARGIN

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at Mar 31, 2012	As at Mar 31, 2011	Mar 2012 vs. Mar 2011 Variance	As at Mar 31, 2010	Mar 2011 vs. Mar 2010 Variance
Canada – energy marketing (CAD$)	$592.1	$632.6	(6)%	$783.1	(19)%
Home Services division (CAD$)	393.0	282.7	39%	176.7	60%
Canada – total (CAD$)	985.1	915.3	8%	959.8	(5)%
U.S. – energy marketing (US$)	994.1	835.6	19%	414.6	102%
Total (CAD$)	$1,976.8	$1,725.5	15%	$1,381.0	25%

Just Energy Annual Report 2012	9

Management’s estimate of the future embedded gross margin amounted to $1,976.8 million as at March 31, 2012, from $1,725.5 million, an increase of 15% from fiscal 2011. This is over and above the $484.4 million in margin realized by the energy marketing and home services divisions in fiscal 2012. The future embedded gross margin for Canada was up 8%, with 39% higher embedded margin from the Home Services division more than offsetting 6% lower margins from energy marketing. The decline in Canadian energy marketing embedded margin was primarily due to a net customer loss of 10% during the year. NHS embedded margins were up 39% in the year reflecting a 39% increase in installed customers over the year. The embedded margin for NHS represents the margin associated with the remaining average life of the customer contracts.

U.S. future embedded gross margin grew 19% over the year from US$835.6 million to US$994.1 million. The growth in energy marketing embedded margins for the year includes US$76 million of future margin associated with customers acquired from Fulcrum. Excluding this growth from the Fulcrum acquisition, the growth in energy marketing embedded gross margin was lower than the 10% organic growth in customer base as the commercial customers, which make up a growing percentage of new additions, by design have lower margins and shorter base contract terms than residential customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded margin.

The U.S. dollar strengthened 3% against the Canadian dollar over fiscal 2012, resulting in an increase of $27.7 million in future embedded gross margin when stated in Canadian dollars.

Funds from operations

For the years ended March 31

(thousands of dollars, except per share/unit amounts)

	Fiscal 2012		Per share	Fiscal 2011		Per share	Fiscal 2010		Per unit
Cash inflow from operations	$144,390		$1.02	$145,555		$1.05	$158,273		$1.22
Add:
Increase in non-cash working capital	27,032			39,063			35,523
Dividend/distribution classified as finance cost	–			7,798			–
Other	121			354			–
Tax adjustment	3,957			(161)			3,237
Funds from operations	$175,500		$1.24	$192,609		$1.39	$197,033		$1.52
Payout ratio	100%			88%			94%
Add: marketing expense to add new gross margin	80,007			36,428			32,967
Less: maintenance capital expenditures	(5,864)			(8,818)			(16,663)
Adjusted funds from operations	$249,643		$1.77	$220,219		$1.59	$213,337		$1.65
Payout ratio	70%			77%			87%
Adjusted fully diluted average number of shares outstanding1	141.4	m		138.1	m		129.4	m

1	The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Funds from operations represents the cash available for distribution to the shareholders of Just Energy. For the year ended March 31, 2012, funds from operations were $175.5 million ($1.24 per share), a 9% decrease from $192.6 million ($1.39 per share) in the prior year. This decrease is a result of the additional spending associated with the expansion of the solar and network marketing divisions in the current fiscal year, for which the benefit will not be recognized until future periods. The payout ratio on funds from operations was 100% for the year ended March 31, 2012, versus 88% in the prior year, reflecting investments made for future growth during the year.

Adjusted funds from operations is adjusted to deduct only the sales and marketing expenses associated with maintaining gross margin as well as the maintenance capital expenditures for the year. These expenditures totalled $85.9 million and, with the acquisition of Fulcrum, resulted in an increase in embedded future margin of $251.3 million. For the year ended March 31, 2012, adjusted funds from operations was $249.6 million ($1.77 per share), an increase of 13% over $220.2 million ($1.59 per share) in the prior year. Payout ratios were 70% for the year ended March 31, 2012, and 77% in the prior fiscal year.

For the year ended March 31, 2010, funds from operations amounted to $197.0 million ($1.52 per unit), resulting in a payout ratio of 94%, including the Special Distribution. Adjusted funds from operations was $213.3 million ($1.65 per unit) for fiscal 2010, resulting in a distribution payout ratio of 87%.

Just Energy Annual Report 2012	10

Selected consolidated financial data

(thousands of dollars, except where indicated and per share/unit amounts)

Just Energy has adopted IFRS as the basis for reporting financial results for fiscal 2012. The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies but fiscal 2010 results are prepared in accordance with Canadian GAAP. The following table provides selected financial information for the last three fiscal years.

STATEMENTS OF OPERATIONS DATA

For the years ended March 31

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Sales	$2,785,269	$2,953,192	$2,299,231
Gross margin	517,489	481,562	415,333
Net income (loss)	(126,643)	352,940	231,496
Net income (loss) per share/unit – basic	(0.92)	2.77	1.81
Net income (loss) per share/unit – diluted	(0.92)	2.40	1.79

BALANCE SHEET DATA

As at March 31

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Total assets	$1,543,044	$1,590,026	$1,353,095
Long-term liabilities	999,608	890,657	824,393

2012 COMPARED WITH 2011

Sales decreased by 6% from $3.0 billion in fiscal 2011 to $2.8 billion in fiscal 2012. The sales decline was the result of a gradual reduction in average price within the customer base as new customers signed, and customer renewals, are at lower prices than that of customers expiring or lost through attrition primarily as a result of the decrease in commodity market prices.

For the year ended March 31, 2012, gross margin increased by 7% to $517.5 million from $481.6 million reported in fiscal 2011. Gross margin related to energy marketing increased 1% year over year despite a 17% increase in customer base as a result of the warm winter temperatures impacting gas consumption across all markets and the increasing percentage of lower margin commercial customers within the overall book. Gross margin from TGF and NHS increased by 31% and 78%, respectively, for the year ended March 31, 2012.

Net loss for fiscal 2012 amounted to $126.6 million, compared with net income of $352.9 million in fiscal 2011. The change in net income (loss) is due to the change in fair value of the derivative instruments, which showed a loss of $96.3 million in fiscal 2012, versus a gain in fiscal 2011 of $506.0 million. Under IFRS, the customer margins are not marked to market, but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Total assets slightly decreased to $1.5 billion in fiscal 2012 as a result of the amortization of the intangible assets acquired through the Hudson acquisition.

Total long-term liabilities as of March 31, 2012, were $999.6 million representing a 12% increase over fiscal 2011. Just Energy funded the Fulcrum acquisition effective October 1, 2011, by issuing $100 million in convertible debentures, which as at March 31, 2012, were valued at $85.9 million in long-term debt. Offsetting this increase, other long-term liabilities have decreased in fiscal 2012 primarily due to the movement from long-term liabilities to short-term liabilities as at March 31, 2012.

2011 COMPARED WITH 2010

Just Energy adopted IFRS effective April 1, 2010. As a result, fiscal 2011 results were prepared in accordance with IFRS. For the year ended March 31, 2010, the financial results were reported using Canadian GAAP. This 2011 to 2010 comparison considers the changes between the fiscal 2011 results reported under IFRS and the fiscal 2010 results reported under Canadian GAAP.

Sales increased by 28% in fiscal 2011 due to a 45% net increase in customers as a result of 999,000 new additions and the acquisition of Hudson. Effective May 1, 2010, Just Energy completed the acquisition of 660,000 largely commercial Hudson customers and issued $330 million of convertible debentures in order to finance the acquisition. For further information on the acquisition, see page 5. As at March 31, 2011, commercial customers made up 40% of the Just Energy customer base, and while there are lower margins associated with these customers, the associated expenses to acquire and maintain are lower on a per RCE basis. Gross margin increased to $481.6 million or 16% over fiscal 2010.

Net income increased by 52% from $231.5 million ($1.79 per unit) in fiscal 2010 to $352.9 million ($2.56 per share) in fiscal 2011. The change in net income relates primarily to the change in fair value of the derivative instruments, which showed a gain in fiscal 2011 of $506.0 million versus a loss of $1.3 million in fiscal 2010, as well as strong operating results for the year. Offsetting this increase is the income tax provision of $173.4 million for fiscal 2011, versus an income tax recovery of $100.3 million in fiscal 2010.

Just Energy Annual Report 2012	11

Total assets increased by 21% to $1.6 billion in fiscal 2011. The largest components of this change relate to the property, plant and equipment, intangible assets, goodwill and contract initiation costs recorded as part of the Hudson acquisition.

Total long-term liabilities of $890.7 million represent an 8% increase over fiscal 2010. Just Energy funded the Hudson acquisition by issuing $330 million in convertible debentures, which as at March 31, 2011, were valued at $286.4 million and recorded in long-term debt. Other long-term liabilities also decreased in fiscal 2011 primarily due to the change in mark to market valuation of future supply positions.

Summary of quarterly results

(thousands of dollars, except per share/unit amounts)

Q4 fiscal 2012	Q3 fiscal 2012	Q2 fiscal 2012	Q1 fiscal 2012
Sales	$820,412	$738,614	$600,043	$626,200
Gross margin	173,260	147,407	102,561	94,261
Administrative expenses	34,031	31,308	28,774	28,284
Finance costs	16,426	16,377	14,340	13,792
Net income (loss)	(76,895)	(97,386)	(3,494)	51,132
Net income (loss) per share – basic	(0.55)	(0.70)	(0.03)	0.37
Net income (loss) per share – diluted	(0.55)	(0.70)	(0.03)	0.35
Dividends/distributions paid	44,152	43,934	43,691	43,605
Base EBITDA	76,948	63,563	38,604	29,867
Adjusted EBITDA	109,287	88,513	47,894	37,431
Payout ratio on Base EBITDA	57%	69%	113%	146%
Payout ratio on Adjusted EBITDA	40%	50%	91%	116%

Q4 fiscal 2011	Q3 fiscal 2011	Q2 fiscal 2011	Q1 fiscal 2011
Sales	$941,334	$744,296	$657,878	$609,684
Gross margin	172,599	132,084	96,719	80,355
Administrative expenses	28,367	26,299	25,963	28,841
Finance costs	13,646	15,679	1	12,823	1	9,937	1
Net income (loss)	37,119	178,468	(133,436)	270,789
Net income (loss) per unit – basic	0.27	1.41	(1.07)	2.19
Net income (loss) per unit – diluted	0.23	1.16	(1.07)	1.78
Distributions paid	43,208	42,450	42,276	42,070
Base EBITDA	109,282	68,823	31,441	21,798
Adjusted EBITDA	114,934	76,800	37,497	29,726
Payout ratio on Base EBITDA	40%	62%	134%	193%
Payout ratio on Adjusted EBITDA	38%	55%	113%	142%

1	Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters). While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Adjusted EBITDA and lower payout ratios in the third and fourth quarters and lower Base EBITDA and Adjusted EBITDA and higher payout ratios in the first and second quarters.

ANALYSIS OF THE FOURTH QUARTER

Sales decreased by 13% quarter over quarter to $820.4 million from $941.3 million. Sales from gas and electricity marketing decreased by 14% quarter over quarter primarily as a result of lower commodity prices as well as lower gas consumption due to the extremely warm winter temperatures across Just Energy’s gas markets versus relatively cold weather of the prior year. This decrease was partially offset by higher sales for NHS and TGF. Gross margin was flat quarter over quarter due to the increase in gross margin contribution from NHS and TGF offsetting the 4% lower gross margin from energy marketing. The decline in energy marketing gross margin was attributable to the extremely warm winter weather in Just Energy markets and the impact on natural gas consumption. Heating degree days in Just Energy’s primary gas markets were 10% to 15% warmer than normal in January and February, with March being 38% warmer than normal. Gross margin percentage increased to 21% for fiscal 2012 versus 18% for fiscal 2011 due to improved margin per customer in energy marketing and improved results at NHS and TGF.

Just Energy Annual Report 2012	12

The change in fair value of derivative instruments resulted in a loss of $90.2 million for the current quarter, in comparison with a gain of $139.7 million in the fourth quarter of the prior fiscal year. Net loss for the three months ended March 31, 2012, was $76.9 million, representing a loss per share of $0.55. For the prior comparative quarter, net income was $37.1 million, representing income of $0.27 and $0.23 on a basic and diluted per share basis, respectively. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at future fixed prices, minimizing any impact of mark to market gains and losses.

Adjusted EBITDA decreased by 5% to $109.3 million for the three months ended March 31, 2012. This decrease is attributable to the weather impact on energy marketing and higher administrative, bad debt and selling and marketing expenses to maintain gross margin. Base EBITDA (after all selling and marketing costs) decreased by 30% to $76.9 million for the three months ended March 31, 2012, down from $109.3 million in the prior comparable quarter primarily as a result of higher investment in the solar and network marketing divisions as well as investments to open new geographic territories for energy marketing. These expenditures will support future growth for the Company. For the three months ended March 31, 2012, the provision for income tax expense amounted to $15.8 million versus the prior comparative period expense of $162.0 million, which was a result of a change in the deferred tax rate due to the Conversion.

Dividends/distributions paid were $44.2 million, a 2% increase from $43.2 million paid in the prior comparative quarter. The increase is due to the higher number of outstanding shares as the annual dividend/distribution rate was unchanged at $1.24 per year. Payout ratio on Adjusted EBITDA was 40% for the three months ended March 31, 2012, compared with 38% in the prior comparable quarter.

Gas and electricity marketing

For the years ended March 31

(thousands of dollars)

	Fiscal 2012			Fiscal 2011
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$476,020	$489,043	$965,063	$660,036	$619,985	$1,280,021
United States	407,037	1,230,810	1,637,847	525,714	1,015,347	1,541,061
	$883,057	$1,719,853	$2,602,910	$1,185,750	$1,635,332	$2,821,082
Increase (decrease)	(26)%	5%	(8)%

	Fiscal 2012			Fiscal 2011
Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$85,222	$93,151	$178,373	$94,200	$94,749	$188,949
United States	54,918	223,081	277,999	78,563	183,922	262,485
	$140,140	$316,232	$456,372	$172,763	$278,671	$451,434
Increase (decrease)	(19)%	13%	1%

Sales for the year ended March 31, 2012, were $2.6 billion, a decrease of 8% from $2.8 billion in the prior year. The sales decline reflects the impact of the decrease in commodity prices within contracts signed in recent periods and the impact on gas consumption of the extremely warm temperatures during the third and fourth quarters. Because of the lower commodity prices, Just Energy has experienced a gradual reduction in average price within the customer base as new customers signed and customer renewals are at lower prices than that of customers expiring or lost through attrition.

Gross margins were $456.4 million for the year, an increase of 1% from the $451.4 million earned during the year ended March 31, 2011. The increase in gross margin is primarily a result of the record number of customers added through marketing and the Fulcrum acquisition, offset by the impact from the warm winter partially mitigated through weather derivative options.

GAS

Sales were $883.1 million for the year ended March 31, 2012, down 26% from $1,185.8 million in the prior year. Gross margins were $140.1 million for fiscal 2012, a decrease of 19% from $172.8 million in the prior year. The number of gas customers has decreased by 10% during the fiscal year.

Just Energy entered into weather index derivatives for the period from November 1, 2011, through to March 31, 2012, with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout cap on the options was $15 million. The weather during the third quarter was approximately 10% to 15% warmer than normal and accounted for approximately $9 million of the total option payout. For the fourth quarter, weather remained approximately 10% to 15% warmer for January and February, absorbing the remainder of the payout cap, but then the weather was approximately 38% warmer than normal in the month of March. The impact from the record warm winter was lost gross margin of approximately $28 million, offset by the $15 million payout from the weather index derivative.

Just Energy Annual Report 2012	13

Canada
Canadian gas sales were $476.0 million, a decrease of 28% from $660.0 million recorded for the year ended March 31, 2011. Gross margin totalled $85.2 million, down 10% from the prior comparative year. The decrease in sales is a result of the decline in commodity prices reflected in recent contract offerings, the 15% smaller customer base and lower consumption due to the extremely warm winter. Gross margin was 10% lower in fiscal 2012 than the prior year due to the smaller customer base and lower consumption of gas, offset by higher realized margin per customer.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the year ended March 31, 2012, amounted to $178/RCE compared to $160/RCE for the prior year. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
For the year ended March 31, 2012, gas sales totalled $407.0 million, a decrease of 23% from $525.7 million in the prior year. Gross margin for the gas markets in the U.S. was $54.9 million, a 30% decrease versus $78.6 million reported in the prior year. Total gas customers in the U.S. decreased by 4% during fiscal 2012. The lower sales and gross margin were the result of lower consumption due to warmer than usual winter weather and the overall decrease in customer base. The lower commodity price environment and its impact on recently signed contracts also contributed to the decline in gas sales in the U.S. year over year.

Average realized gross margin after all balancing costs for the year ended March 31, 2012, was $113/RCE, a decrease from $141/RCE. In addition to the impact from weather, a higher proportion of commercial customers were added which have lower margins per RCE by design. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia and California.

ELECTRICITY

Sales for fiscal 2012 were $1,719.9 million, an increase of 5% from $1,635.3 million for the year ended March 31, 2011. Gross margin was $316.2 million, up 13% from $278.7 million in the prior year. The number of electricity customers has increased by 32% during the past year.

Canada
Electricity sales were $489.0 million for the year ended March 31, 2012, a decrease of 21% from the prior comparable year due to a 5% decline in RCEs as well as new variable rate products offered at lower sales prices. Gross margin decreased by 2% year over year to $93.2 million versus $94.7 million in the prior year. The substantially lower decline in margin versus customers was largely due to higher margins associated with the JustGreen product offerings as well as some attractive variable rate products.

Realized average gross margin per customer in Canada, after all balancing and including acquisitions for the year ended March 31, 2012, amounted to $141/RCE, an increase from $127/RCE in the prior year. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
Electricity sales in the U.S. were $1,230.8 million for the year ended March 31, 2012, an increase of 21% from $1,015.3 million in the prior year. Gross margin for electricity in the U.S. was $223.1 million, a 21% increase from $183.9 million recorded in fiscal 2011. Driving sales growth was the 53% increase in customer base during the year, as a result of strong additions through marketing and 240,000 RCEs added through the Fulcrum acquisition, effective October 1, 2011. These Fulcrum customers had a limited impact on sales and margins as they will generate the majority of their annual revenue and margin in the first and second quarters (summer months).

Average gross margin per customer for electricity during the year decreased to $132/RCE, compared to $149/RCE in the prior year, as a result of a higher proportion of commercial customers added which have lower margins per RCE by design. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

Just Energy Annual Report 2012	14

Long-term customer aggregation

	April 1, 2011	Additions	Acquired	Attrition	Failed to renew	March 31, 2012	% increase (decrease)
Natural gas
Canada	656,000	63,000	–	(61,000)	(100,000)	558,000	(15)%
United States	574,000	135,000	–	(134,000)	(24,000)	551,000	(4)%
Total gas	1,230,000	198,000	–	(195,000)	(124,000)	1,109,000	(10)%
Electricity
Canada	736,000	102,000	–	(62,000)	(78,000)	698,000	(5)%
United States	1,348,000	791,000	240,000	(213,000)	(103,000)	2,063,000	53%
Total electricity	2,084,000	893,000	240,000	(275,000)	(181,000)	2,761,000	32%
Combined	3,314,000	1,091,000	240,000	(470,000)	(305,000)	3,870,000	17%

Gross customer additions for the year were 1,091,000, up 9% from the previous record 999,000 customers added through marketing in fiscal 2011. Net additions from marketing were 316,000 for the year versus 361,000 net customers added in fiscal 2011. The customer base increased by 17% during fiscal 2012, including the 240,000 customers acquired from Fulcrum effective October 1, 2011.

Consumer customer additions amounted to 429,000 for the fiscal year, effectively unchanged from the 428,000 customer additions recorded in fiscal 2011. Management continues to diversify its sales platform beyond door-to-door sales to include the Momentis network, telephone and online marketing channels.

Commercial additions were 662,000 for the year, a 16% increase from 571,000 additions in the previous fiscal year. The broker sales channel continues to expand across Just Energy’s existing markets.

Net additions from marketing exceeded 100,000 in both the third and fourth quarters, following growth of 45,000 and 44,000, respectively, for the first and second quarter. This reflects improved performance across each of the sales channels in both the Consumer and Commercial divisions.

Total gas customers decreased by 10% during the year, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. As a result, Just Energy has moved to a variety of consumer products that provide a different value proposition in the current environment. Successful new variable and monthly flat rate contracts are being sold while spot market prices remain stable.

Total electricity customers were up 32% during the year, with a 53% growth in the U.S. market and a 5% decrease in customers in the Canadian markets. The growth in the U.S. is a result of the strong additions and the 240,000 acquired Fulcrum customers, while the Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

JUSTGREEN AND JUSTCLEAN

Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2011, through December 31, 2011, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy has contracts with over 70 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 84% of their consumption as green supply. In the previous year, 36% of the consumer customers who contracted with Just Energy chose to include JustGreen for an average of 90% of their consumption. The reduction in green take-up is primarily related to our gas consumers and the high premium on the product in a low commodity price environment. Overall, JustGreen now makes up 10% of the Consumer gas portfolio, up from 6% a year ago. JustGreen makes up 12% of the Consumer electricity portfolio, up from 10% a year ago.

In addition, JustClean products are being offered in some markets within Canada. JustClean products are carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustClean product can be offered in all states and provinces and is not dependent on energy deregulation. The Company is exploring opportunities to expand this product offering to new markets throughout the U.S. and Canada, both regulated and deregulated.

Just Energy Annual Report 2012	15

ATTRITION

	Fiscal 2012	Fiscal 2011
Natural gas
Canada	10%	10%
United States	24%	23%
Electricity
Canada	9%	10%
United States	13%	17%
Total attrition	13%	15%

The primary contributing factor to attrition rates experienced in fiscal 2012 is that most customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will benefit from this pricing; in addition, there are generally lower attrition rates among the growing base of commercial customers. The average rate of attrition declined by 2% to 13%, continuing the trend of improvement seen since the real estate crisis of 2008.

Natural gas
The annual natural gas attrition in Canada was 10% for the year, unchanged from the attrition rate reported in the prior year. In the U.S., annual gas attrition was 24%, a slight increase from 23% experienced a year prior.

Electricity
The annual electricity attrition rate in Canada was 9%, slightly lower than the 10% reported in the prior year. Electricity attrition in the U.S. was 13% for fiscal 2012, a decrease from 17% reported for the prior fiscal year, due to the increasing commercial customer base which has historically experienced lower attrition rates.

RENEWALS

	Consumer		Commercial
	Fiscal 2012	Fiscal 2011	Fiscal 2012	Fiscal 2011
Natural gas
Canada	52%	69%	61%	49%
United States	85%	73%	62%	77%
Electricity
Canada	51%	63%	59%	58%
United States	87%	75%	64%	60%
Total renewals – consumer and commercial divisions	64%	65%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are to be in the range of 70% overall, assuming commodity price volatility remains low. Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. The combined renewal rate for all customers, both consumer and commercial, was 64% for fiscal 2012, down slightly from 65% for the prior year. It is anticipated that Canadian renewal rates and overall averages will improve towards target levels as more customers begin to renew off of market priced contracts in coming years.

GAS AND ELECTRICITY CONTRACT RENEWALS

This table shows the percentage of customers up for renewal in each of the following fiscal years:

	Canada – gas	Canada – electricity	U.S. – gas	U.S. – electricity
2013	33%	34%	24%	35%
2014	18%	15%	11%	16%
2015	18%	13%	13%	15%
2016	18%	20%	19%	15%
Beyond 2016	13%	18%	33%	19%
Total	100%	100%	100%	100%

All month-to-month customers, which represent 294,000 RCEs, are excluded in the table above.

Just Energy Annual Report 2012	16

Gross margin earned through new marketing efforts

ANNUAL GROSS MARGIN PER CUSTOMER FOR NEW AND RENEWED CUSTOMERS

The table below depicts the annual margins on contracts of residential and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing or renewal had lower margins than the customers lost through attrition or failure to renew due to the need to price closer to the very low utility floating rate alternative and substantially lower commodity prices on new contracts versus those up for renewal or lost through attrition. For large commercial customers, the average gross margin for new customers added was $82/RCE. The aggregation cost of these customers is commensurately lower per RCE compared to a residential customer.

ANNUAL GROSS MARGIN PER CUSTOMER1

	Fiscal 2012	Number of customers
Consumer customers added in the year
Canada – gas	$169	35,000
Canada – electricity	123	46,000
United States – gas	196	112,000
United States – electricity	168	236,000
Average annual margin	170

Consumer customers renewed in the year
Canada – gas	$165	49,000
Canada – electricity	140	55,000
United States – gas	205	38,000
United States – electricity	163	41,000
Average annual margin	162

Consumer customers lost in the year
Canada – gas	$193	117,000
Canada – electricity	150	103,000
United States – gas	211	142,000
United States – electricity	210	159,000
Average annual margin	194

Commercial customers added in the year	$82	662,000
Commercial customers lost in the year	$117	254,000

1	Customer sales price less cost of associated supply and allowance for bad debt.

Home Services division (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continues its strong customer growth with installations for the year amounting to 40,400 water heaters and 6,400 air conditioners and furnaces, compared with 38,200 water heaters and 3,400 air conditioner and furnace units installed in the prior comparable year. Overall, installations increased by 13%, although the increase in margin from the increased base is greater as the average monthly rental revenue for HVAC products is 2.5 times that of a water heater. NHS currently markets through approximately 190 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in the Enbridge Gas (January 2010) and Union Gas (July 2010) distribution territories. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to March 31, 2012, was $187.4 million. As at March 31, 2012, the balance outstanding was $147.2 million, with an average term of 6.1 years.

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Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset, which will generate strong cash returns following repayment of the HTC financing. The embedded margin within the NHS contracts grew 39% to $393.0 million as at March 31, 2012, up from $282.7 million a year prior. NHS also realized a margin of $28.0 million during the year in addition to the growth in embedded margin.

SELECTED FINANCIAL INFORMATION

For the years ended March 31

(thousands of dollars, except where indicated)

	Fiscal 2012	Fiscal 2011
Sales per financial statements	$35,642	$22,566
Cost of sales	7,663	6,869
Gross margin	27,979	15,697
Selling and marketing expenses	4,188	3,302
Administrative expenses	12,901	12,083
Finance costs	10,018	6,468
Capital expenditures	35,685	30,625
Amortization	1,799	1,902
Total number of water heaters, furnaces and air conditioners installed	165,400	118,600

RESULTS FROM OPERATIONS

For the year ended March 31, 2012, NHS had sales of $35.6 million for the year, up 58% from $22.6 million reported in fiscal 2011. Gross margin amounted to $28.0 million for the year ended March 31, 2012, an increase of 78% from $15.7 million reported in the prior year. The increase in sales was greater than the 39% increase in the number of units installed year over year due to a full year of revenue being earned from the installations during the prior year as well as the fact that revenue associated with HVAC installations is approximately 2.5 times that of a water heater unit. The cost of sales for the year ended March 31, 2012, was $7.7 million, of which $6.8 million represents the non-cash amortization of the installed water heaters, furnaces and air conditioners for the customer contracts signed to date. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses, were $12.9 million for the year ended March 31, 2012, an increase of 7% year over year due to business growth.

Finance costs amounted to $10.0 million as a result of the financing arrangement with HTC. Capital expenditures, including installation costs, amounted to $35.7 million for the year ended March 31, 2012.

Ethanol division (TGF)

TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the year ended March 31, 2012, the plant achieved an average production capacity of 80%, an increase from average production capacity of 78% in the prior year as a result of efficiencies gained.

Ethanol prices were, on average, $0.72 per litre and wheat prices averaged $213 per metric tonne for the year ended March 31, 2012. For the prior comparable year, average ethanol prices were $0.57 per litre and wheat prices were $168 per metric tonne. As at March 31, 2012, ethanol was priced at $0.59 per litre.

SELECTED FINANCIAL INFORMATION

For the years ended March 31

(thousands of dollars, except where indicated)

	Fiscal 2012	Fiscal 2011
Sales per financial statements	$130,491	$108,526
Cost of sales	112,659	94,901
Gross margin	17,832	13,625
Administrative expenses	8,229	11,231
Finance costs	6,485	6,862
Capital expenditures	250	267
Amortization	1,337	1,193

Just Energy Annual Report 2012	18

RESULTS OF OPERATIONS

For the year ended March 31, 2012, TGF had sales of $130.5 million, a 20% increase from $108.5 million in the prior comparable year. Cost of sales amounted to $112.7 million, an increase of 19% from $94.9 million in the prior comparable year. During fiscal 2012, the plant produced 119.3 million litres of ethanol and 111,104 metric tonnes of DDG, resulting in a productive capacity of 80%. In the prior comparable year, TGF produced 117.7 million litres of ethanol and 111,417 metric tonnes of DDG and experienced an average production capacity of 78%. Administrative expenses declined 27% due to a reclassification of certain costs to cost of sales.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009, based on the volume of ethanol produced. The subsidy is $0.08 per litre for fiscal 2012. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

Overall consolidated results

ADMINISTRATIVE EXPENSES

For the year ended March 31, 2012, administrative expenses were $122.4 million, an increase of 12% from $109.4 million in the prior year.

	Fiscal 2012	Fiscal 2011	% increase (decrease)
Energy marketing	$97,085	$83,558	16%
NHS	12,901	12,083	7%
TGF	8,229	11,231	(27)%
Other	4,182	2,528	65%
Total administrative expenses	$122,397	$109,400	12%

Energy marketing administrative costs were $97.1 million for fiscal 2012, an increase of 16% from $83.6 million for the year ended March 31, 2011. This increase is primarily attributable to the inclusion of $5.9 million in administrative costs related to the Fulcrum acquisition. Management did not anticipate any material synergies to be gained from the Fulcrum acquisition with respect to the administrative expenses. Excluding the Fulcrum-related costs, administrative expenses amounted to $91.2 million, a 9% increase in administrative expenses year over year as a result of the additional costs associated with supporting the growth in customer base. A portion of the 9% non-Fulcrum growth is attributed to the Company’s expansion into new markets where investments have been made but the customer growth is not yet reflected in the results.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $177.3 million, an increase of 33% from $133.6 million in fiscal 2011. Excluding the $37.3 million of costs associated with the expansion of Momentis, sales and marketing expenses increased by 5% to $140.0 million. New customers signed by the sales force totalled 1,091,000 during fiscal 2012, an increase of 9% compared to 999,000 customers added through our sales channels in the prior year. The increase in sales and marketing costs was less than the increase in customers due to the large component of commercial customers added. Commissions per RCE for commercial customers are lower than those of consumer customers.

Commissions related to obtaining and renewing Hudson commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 62% are commercial broker customers and approximately 63% of these commercial brokers are being paid recurring residual payments. During the year ended March 31, 2012, $11.9 million in commission-related expenses was capitalized to contract initiation costs. Of the capitalized commissions, $2.8 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the year. Selling and marketing expenses to maintain gross margin were $83.3 million for the year ended March 31, 2012, a slight decrease from $84.8 million in fiscal 2011 as a result of the lower commission associated with the commercial customer additions.

Selling and marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the total gross margin signed from new customers during the period. Selling and marketing expenses to add new gross margin in the year ended March 31, 2012, totalled $80.0 million, of which $37.3 million related to the building of the Network Marketing division.

In contrast to door-to-door marketing, there is an initial cost of building the Momentis channel as a result of the expansion of an independent representative base that will contribute to the number of customers on a go-forward basis. This cost is expensed immediately, with the margin for customer aggregation recognized over future periods. The customers signed by independent representatives are not customers that would normally have been signed by the traditional door-to-door marketing channel and typically experience lower attrition and better renewal rates. It is expected that this division will become a significant cash flow generator in future periods.

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Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson and NHS. For the year ended March 31, 2012, the amortization amounted to $14.0 million, an increase of 13% from $12.4 million reported in the prior year.

The aggregation costs per customer for the year ended March 31, 2012, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential customers	Commercial customers	Commercial broker customers
Natural gas
Canada	$223/RCE	$136/RCE	$66/RCE
United States	$188/RCE	$76/RCE	$25/RCE
Electricity
Canada	$210/RCE	$140/RCE	$35/RCE
United States	$161/RCE	$151/RCE	$35/RCE
Total aggregation costs	$181/RCE	$135/RCE	$35/RCE

The aggregation cost per customer added for all energy marketing for the year ended March 31, 2012, was $103/RCE. The $35/RCE average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $35/RCE per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $64 (1.8 x $35/RCE) to the quarter’s $35/RCE average aggregation cost for commercial broker customers reported above. For the prior comparable year, total aggregation costs per residential, commercial and commercial brokers were $173/RCE, $122/RCE and $35/RCE, respectively, with a combined cost of $104/RCE.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2012, Just Energy was exposed to the risk of bad debt on approximately 43% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2012, was $28.5 million, an increase of 3% from $27.7 million expensed for the year ended March 31, 2011. The bad debt expense increase was a result of a 15% increase in total revenues for the current year for the markets where Just Energy bears the credit risk to $1,187.2 million, including the additional revenue earned in Texas from the customers acquired from Fulcrum. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2012, the bad debt expense of $28.5 million represents 2.4% of relevant revenue, lower than the bad debt for fiscal 2011, which represented 2.7% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS

Total finance costs for the year ended March 31, 2012, amounted to $60.9 million, an increase from $59.9 million recorded in fiscal 2011. Excluding the $7.8 million of dividend payments made to holders of Exchangeable Shares and equivalents classified as finance costs under IFRS in the prior year, finance costs increased by 17%. The increase in costs primarily relates to the interest associated with the $330m convertible debentures (which was not in place for all of fiscal 2011), the $100m convertible debentures (which were issued in fiscal 2012) and the increase in NHS financing. These costs were partially offset by the lower finance costs related to the credit facility.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2012, a foreign exchange unrealized loss of $2.4 million was reported in other comprehensive income (loss) versus $0.4 million in the prior year.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars, but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

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PROVISION FOR INCOME TAX

For the years ended March 31

(thousands of dollars)

	Fiscal 2012	Fiscal 2011
Current income tax provision	$662	$8,182
Future tax expense	36,865	165,257
Provision for income tax	$37,527	$173,439

Just Energy recorded a current income tax expense of $0.7 million for the year, versus $8.2 million of expense in fiscal 2011. The change is mainly attributable to a U.S. income tax recovery generated by higher tax losses incurred by the U.S. entities during the current year.

During this fiscal year, the mark to market losses from financial instruments decreased as a result of a change in fair value of these derivative instruments and, as a result, a deferred tax expense of $36.9 million was recorded for the year. During the first three quarters of fiscal 2011, Just Energy was an income trust and as a result its timing differences between accounting and tax were booked at the income trust tax rate of 46.41%. At the beginning of the fourth quarter of fiscal 2011, Just Energy was converted to a taxable Canadian corporation (see further comments below) and as a result, from that point on its timing differences were booked at the corporate tax rate of approximately 25% for deferred tax purposes. As a result, there was a significant reduction of its deferred tax assets balance during the fourth quarter of fiscal 2011. In addition, after the Conversion, the deferred tax assets related to the Class A preference shares were eliminated due to the redemption of those shares as part of the Conversion process. The combined effect of these factors led to a very significant deferred tax provision of $165.3 million recorded in fiscal 2011. No such issues arose during fiscal 2012 and as a consequence the deferred tax expense of the current year is much lower than that of the previous year.

After the Conversion on January 1, 2011, Just Energy was taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2012, taxable income of Canadian corporations under Just Energy is subject to a tax rate of approximately 27% for current tax purposes.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. A deferred tax asset will be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Just Energy Annual Report 2012	21

Liquidity and capital resources

SUMMARY OF CASH FLOWS

(thousands of dollars)

	Fiscal 2012	Fiscal 2011
Operating activities	$144,390	$145,555
Investing activities	(205,247)	(318,847)
Financing activities, excluding distributions/dividends	162,940	346,290
Effect of foreign currency translation	326	(908)
Increase in cash before distributions/dividends	102,409	172,090
Distributions/dividends (cash payments)	(146,822)	(134,589)
Increase (decrease) in cash	(44,413)	37,501
Cash – beginning of year	97,633	60,132
Cash – end of year	$53,220	$97,633

OPERATING ACTIVITIES

Cash flow from operating activities for the year ended March 31, 2012, was $144.4 million, a slight decrease from $145.6 million in the prior year. The increase in gross margin was offset by higher selling and general and administrative expenses resulting in cash flow from operations being relatively flat year over year.

INVESTING ACTIVITIES

Just Energy purchased capital assets totalling $74.8 million during the year, an increase from $33.4 million in the prior fiscal year. Just Energy’s capital spending related primarily to the Home Services and Solar divisions.

FINANCING ACTIVITIES

Financing activities, excluding distributions/dividends, relates primarily to the issuance and repayment of long-term debt. During the year, $464.5 million in long-term debt was issued, largely resulting from the $100m convertible debentures issued on September 22, 2011, for funding the Fulcrum acquisition and additional funding received by NHS for financing. Long-term debt amounting to $288.0 million was repaid during the year. In the prior year, $484.8 million was issued in long-term debt relating to the $330 million in debenture to finance the acquisition of Hudson, the credit facility and NHS financing with $150.4 million being repaid.

As of March 31, 2012, Just Energy had a credit facility of $350 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated and, to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

DISTRIBUTIONS/DIVIDENDS (CASH PAYMENTS)

During the year ended March 31, 2012, Just Energy made cash distributions/dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $146.8 million, compared to $134.6 million in the prior year.

Just Energy maintains its annual dividend rate at $1.24 per share, the same rate that was previously paid for distributions. Investors should note that in the past, due to the dividend reinvestment plan (“DRIP”), a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent. For the year ended March 31, 2012, $28.4 million of the dividends were paid in shares under the DRIP. The DRIP was suspended as of February 1, 2012, with the approval of the normal course issuer bid and remained suspended as at March 31, 2012.

Just Energy will continue to utilize its cash resources for expansion into energy markets; grow its existing energy marketing customer base, JustGreen and JustClean products and Solar and Home Services divisions; make accretive acquisitions of customers; and add dividends to its shareholders.

Just Energy Annual Report 2012	22

At the end of the quarter, the annual rate for dividends per share was $1.24. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month.

Balance sheet as at March 31, 2012, compared to March 31, 2011

Cash decreased from $97.6 million as at March 31, 2011, to $53.2 million. The utilization of the credit facility increased from $53.0 million to $98.5 million. The decrease in cash and the increase in the utilization of the credit facility is a result of the funding requirements of the Solar and Networking Marketing divisions.

As at March 31, 2012, trade receivables and unbilled revenue amounted to $299.9 million and $130.8 million, respectively, compared to one year earlier when the trade receivables and unbilled revenue amounted to $281.7 million and $112.1 million, respectively. Trade payables have increased from $275.5 million to $287.1 million in the past year. The increase in accounts receivable and payable are a result of the Fulcrum acquisition.

As at March 31, 2012, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $12.8 million and $12.0 million, respectively. This build-up of inventory at the LDCs is a result of the consumption being lower than expected with the much warmer than normal temperatures experienced in the winter months. At March 31, 2011, Just Energy had accrued gas receivable and payable amounting to $26.5 million and $19.4 million, respectively, as a result of customers’ gas consumption being greater than that which had been delivered to the LDCs. In addition, gas in storage increased from $6.1 million as at March 31, 2011, to $11.5 million as at March 31, 2012, due to lower consumption as a result of the mild winter temperatures.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases. As a result of the Fulcrum acquisition, the intangible assets increased by $116.2 million during the year. The total intangible asset balance decreased to $543.8 million, from $640.2 million as at March 31, 2011, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $507.5 million to $679.1 million in the year ended March 31, 2012, primarily as a result of the issuance of the $100 million convertible debentures during the year as well as an increase in NHS financing.

Long-term debt and financing

(thousands of dollars)

	As at March 31, 2012	As at March 31, 2011
Just Energy credit facility	$98,455	$53,000
TGF credit facility	32,046	36,680
TGF debentures	35,818	37,001
NHS financing	147,220	105,716
$90m convertible debentures	86,101	84,706
$330m convertible debentures	291,937	286,439
$100m convertible debentures	85,879	–

JUST ENERGY CREDIT FACILITY

Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches. Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.38%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 2.38%, and letters of credit at rates that vary between 2.88% and 3.38%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2012, and 2011, all of these covenants had been met.

Just Energy Annual Report 2012	23

TGF CREDIT FACILITY

A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The covenants were measured as of March 31, 2012, and TGF failed to meet all required covenants. The non-compliance was waived by the lenders but did result in a non-compliance fee of $0.1 million representing 0.25% of the loan balance as of March 31, 2012. The non-compliance fee was accrued as at March 31, 2012.

TGF DEBENTURES

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants has been extended to May 15, 2014, with a call right any time after April 1, 2013. On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended payments to $1.2 million. TGF also agreed to make an additional debt repayment after March 31, 2012, if the cash flow from operations exceeds $0.5 million for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the corporation under the TGF credit facility.

NHS FINANCING

NHS has entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and air conditioner and furnace contracts for the first five, seven or ten years, respectively. Under the agreement, up to one-third of rental agreements may be financed for each of the seven- or ten-year terms. As at March 31, 2012, the average term of the HTC funding was 6.1 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge Gas distribution territory and 5% in the Union Gas distribution territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at March 31, 2012, all of these covenants had been met.

$90M CONVERTIBLE DEBENTURES

In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at March 31, 2012, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 34.09 Just Energy common shares, representing a conversion price of $29.33 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES

To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

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$100M CONVERTIBLE DEBENTURES

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures which were used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Accounts payable and accrued liabilities	$287,145	$287,145	$–	$–	$–
Bank indebtedness	1,060	1,060	–	–	–
Long-term debt (contractual cash flow)	833,962	97,611	252,570	26,433	457,348
Interest payments	261,069	47,800	84,304	67,215	61,750
Property and equipment lease agreements	35,184	8,296	12,231	7,570	7,087
Grain production contracts	8,236	7,876	360	–	–
Commodity supply purchase commitments	2,596,314	1,363,421	1,057,222	175,049	622
	$4,022,970	$1,813,209	$1,406,687	$276,267	$526,807

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

ACCRUED GAS RECEIVABLE/ACCRUED GAS PAYABLE

Accrued gas receivable results when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

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GAS DELIVERED IN EXCESS OF CONSUMPTION/DEFERRED REVENUES

Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required for the gas business unit only since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia. In addition, for large direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

GOODWILL

In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow. If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2012, and as a result of the review, it was determined that no impairment of goodwill existed.

Fair value of derivative financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide assurance to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

Just Energy common shares

As at May 17, 2012, there were 139,348,926 common shares of JE outstanding.

Normal course issuer bid

During the year, Just Energy announced that it had received approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float, during a 12-month period commencing December 16, 2011, and ending December 15, 2012. A maximum of 82,430 shares, approximately 25% of the average daily trading volume, may be purchased on any trading day. As at March 31, 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million.

Recently issued accounting standards

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

Fiscal 2012 is Just Energy’s first fiscal year reporting under IFRS. Accounting standards effective for annual reporting periods ended on March 31, 2011, have been adopted as part of the transition to IFRS.

RECENT PRONOUNCEMENTS ISSUED

IFRS 9, Financial Instruments
As of April 1, 2015, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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IFRS 10, Consolidated Financial Statements
As of April 1, 2018, IFRS 10, Consolidated Financial Statements, will replace portions of IAS 27, Consolidated and Separate Financial Statements and Interpretation SIC-12, Consolidation – Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether or not the Company controls another entity; there are no clear lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments holding less than a majority of voting rights, and how to consider protective rights and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11, Joint Arrangements
On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called “jointly controlled entities”) using proportionate consolidation will be removed and replaced by equity accounting.

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12, Disclosure of Interests in Other Entities
On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of Interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures and associates as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement
On April 1, 2013, Just Energy will be required to adopt IFRS 13, Fair Value Measurement. The new standard will establish a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the “exit price” and concepts of “highest and best use” and “valuation premise” would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27, Separate Financial Statements
On April 1, 2013, Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28, Investments in Associates and Joint Ventures
On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company will apply this standard when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1, Presentation of Financial Statements
IAS 1, Presentation of Financial Statements, was amended in 2011 to expand on the disclosures required of items within Other Comprehensive Income. The revised standard requires that an entity distinguishes between those items that are recycled to profit and loss versus those items that are not recycled. Retrospective application is required and the standard is effective for annual periods beginning on or after July 1, 2012. The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements.

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Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

CREDIT, COMMODITY AND OTHER MARKET RELATED RISKS

Availability of supply
The risk of supply default is mitigated through credit and supply diversity arrangements. The Just Energy business model is based on contracting for supply to lock in margin. There is a risk that counterparties could not deliver due to business failure or supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties. Just Energy continues to investigate opportunities to identify or secure additional gas suppliers and electricity suppliers. Just Energy’s commodity contracts are predominantly with Shell, BP, Bruce Power, Constellation, Société Générale, EDF Trading North America, LLC and National Bank of Canada. Other suppliers represent less than 3% of commodity supply.

Volatility of commodity prices – enforcement
A key risk to Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices with a material adverse impact to cash flow. Continual monitoring of margin and exposure allows management of Just Energy time to adjust strategies, pricing and communications to mitigate this risk.

Availability of credit
In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered). Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment. These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy’s available credit. In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs and pipelines. Cash flow could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations. To mitigate credit availability risk and its potential impact to cash flow, Just Energy has security arrangements in place pursuant to which commodity suppliers and the lenders under the credit facility hold security over substantially all of the assets of Just Energy (other than NHS, TGF and HES). The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers. To date, the credit facility and related security agreements have met the collateral posting and operational requirements of the business. Just Energy continues to monitor its credit and security requirements. Just Energy’s business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements.

Market risk
Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy balances its estimated customer requirements net of contracted commodity, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements. Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of U.S. dollar denominated funds for Canadian dollar denominated dividends. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that the payment of dividends to shareholders can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Market risk governance
Just Energy has adopted a corporate-wide Risk Management Policy governing its market risk management and any derivative trading activities. An internal Risk Committee, consisting of senior officers of Just Energy, monitors company-wide energy risk management activities as well as foreign exchange and interest rate activities. There is also a Risk Committee of the Board that oversees management. The Risk Office and the internal Risk Committee monitor the results and ensure compliance with the Risk Management Policy. The Risk Office is responsible for ensuring that Just Energy manages the market, credit and operational risks within limitations imposed by the Board of Directors in accordance with its Risk Management Policy. Market risks are monitored by the Risk Office and internal Risk Committee utilizing industry accepted mark to market techniques and analytical methodologies in addition to company-specific measures. The Risk Office operates and reports independently of the traders. The failure or inability of Just Energy to comply with and monitor its Risk Management Policy could have an adverse effect on the operations and cash flow of Just Energy.

Energy trading inherent risks
Energy trading subjects Just Energy to some inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility. There is continuous monitoring and reporting of the valuation of identified risks to the internal Risk Committee, Executive Committee and the Risk Committee of the Board of Directors. The failure or inability of Just Energy to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

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Customer credit risk
In Alberta, Pennsylvania, Massachusetts, California, Texas, Georgia, Michigan and Illinois, credit review processes have been implemented to manage customer default as Just Energy has credit risk in these markets. The processes are also applied to commercial customers in all of Just Energy’s jurisdictions. In addition, there is a credit policy that has been established to govern these processes. If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse affect on the operations and cash flow of Just Energy. Management factors default from credit risk in its margin expectations for all customers in these markets and for commercial customers where Just Energy has that credit risk.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk
Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated cash flows. Counterparty limits are established within the Risk Management Policy. Any exception to these limits requires approval from the Board of Directors of Just Energy. The Risk Office and internal Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. The failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flow of Just Energy.

Electricity supply – balancing risk
It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity derivatives in advance of obtaining customers. Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them. Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated. For other customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate the estimated associated costs. Just Energy has developed a policy of entering into weather-related derivative contracts which are intended to reduce margin volatility in situations of materially higher or lower than forecast consumer consumption. In certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized.

Natural gas supply – balancing risk
It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas derivatives in advance of obtaining customers. Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them. Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption. Just Energy monitors gas consumption and actively manages forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements. To the extent that forecast balancing requirements are beyond initial estimates, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs. The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow. Just Energy has developed a policy of entering into weather-related derivative contracts which are intended to reduce margin volatility in situations of materially higher or lower than forecast consumer consumption. In addition, for certain commercial customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate for the estimated associated costs.

JustGreen – balancing risk
It is Just Energy’s policy to procure the estimated carbon offsets or renewable energy requirements of its customers in advance of obtaining the customers. The balancing risk associated with this product is different in that there is no utility reconciliation of the requirements and public perception of the product is a more significant risk. The Risk Management Policy requires that there be no short positions for this product and management ensures that there is an independent review performed annually of the match of purchased supply to committed delivery.

OPERATIONAL RISKS

Information technology systems
Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements. Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate. Management also relies on its management information systems to provide its independent contractors with compensation information, provide its brokers with pricing and compensation information and to electronically record each customer telephone interaction. Independent representatives in Just Energy’s network marketing division rely entirely on information systems for sales and compensation as all interaction is performed online. Just Energy’s information systems also help management forecast new customer enrollments and their energy requirements, which helps ensure that Just Energy is able to supply its new customers’ estimated average energy requirements without exposing the Company to the spot market beyond the risk tolerances established by the Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on the operations and cash flow of Just Energy.

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Reliance on third party service providers
In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. In some areas, Just Energy is required to invoice and receive payments directly from its customers; in others, Just Energy is responsible for collection of defaulted amounts; in others, Just Energy is required to invoice and receive payments from certain commercial customers; and in others, Just Energy is responsible for collection of defaulted amounts. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. There is no assurance that the LDCs will continue to provide these services in the future.

Outsourcing arrangements
Just Energy has outsourcing arrangements to support the call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, and operation support for its network marketing and solar installation monitoring efforts. Contract data input is also outsourced as is some business continuity and disaster recovery. As with any contractual relationship, there are inherent risks to be mitigated, and these are actively managed predominantly through quality control measures and regular reporting.

Competition
A number of companies (including Direct Energy, NRG, Superior Energy, Constellation and NewEnergy) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers including Just Energy.

Dependence on independent sales contractors and brokers
Just Energy must retain qualified independent sales contractors to conduct its door-to-door sales as well as brokers and inside salespeople to market to commercial customers despite competition for these sales professionals from Just Energy’s competitors. If Just Energy is unable to attract a sufficient number of independent sales contractors or brokers, Just Energy’s customer additions and renewals may decrease and the Company may not be able to execute its business strategy. The continued growth of Just Energy is reliant on distribution channels, including the services of its independent sales contractors and brokers. There can be no assurance that competitive conditions will allow these independent contractors and brokers, who are not employees of Just Energy or its affiliates, to achieve these customer additions. Lack of success in these marketing programs would limit future growth of the cash flow of Just Energy.

Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services. On occasion, an independent contractor may make a claim that they are entitled to employee benefits pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims. Just Energy’s position has been confirmed by regulatory bodies in many instances, but some of these decisions are under appeal. Should these appeals be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors, such as income tax treatment. Such a decision could have a material adverse effect on the operations and cash flow of Just Energy.

Electricity and gas contract renewals and attrition rates
As at March 31, 2012, Just Energy held long-term electricity and gas contracts reflecting approximately 3,870,000 long-term RCEs. The renewal schedule for the contracts is noted on page 39. In fiscal 2012, Just Energy experienced contract attrition rates of approximately 10% in Canada and 24% in the U.S. for gas with rates of 9% and 13% being realized for Canada and the U.S., respectively, for electricity. Management forecasts using a combination of experienced and expected attrition per year; however, there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing electricity and gas contracts at the expiry of their terms. Changes in customer behaviour, government regulation or increased competition may affect (potentially adversely) attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy. See page 38 for further discussion on “Renewals”. Just Energy’s fiscal 2012 experience was that approximately 64% its customers have renewed at the expiry of the term of their contract, compared with 65% renewing in fiscal 2011.

Cash dividends are not guaranteed
The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability; fluctuations in working capital; debt service requirements (including compliance with credit facility obligations); the sustainability of margins; the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers; the ability of Just Energy to secure additional gas and electricity contracts; and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that the Company’s affiliates will be able to pass any additional costs arising from legislative changes (or any amendments) on to customers. Cash dividends are not guaranteed and will fluctuate with the performance of the Company’s affiliates and other factors.

Earnings volatility
Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may impact access to capital. Management ensures there is adequate disclosure for both the mark to market and seasonality to mitigate this risk.

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Model risk
The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process.

Commodity alternatives
To the extent that natural gas and electricity enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy. The inherent volatility of natural gas and electricity prices could result in these other sources of energy providing more significant competition to Just Energy.

Capital asset and replacement risk
The retail business does not invest in a significant capital asset program; however, the Home Services division, the ethanol plant and the Solar division are more capital-intensive businesses. The risk associated with water heater, heating and air conditioning units and solar panel replacement is considered minimal as there are several suppliers of high efficiency home services appliances as well as solar panels to source replacements and, individually, the units are not material. The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant associated value and capital asset replacements could significantly impact operations during periods of upgrade or repair. Management monitors this risk in the ethanol business to ensure continuity of operations. Each division is adequately insured including provisions for business continuity while replacement assets are being sourced and installed.

Credit facilities and other debt arrangements
The credit facility maintained by Just Energy Ontario L.P. and Just Energy U.S. Corp. is in the amount of $350 million. The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts. There are various covenants pursuant to the credit facility that govern the activities of Just Energy and its subsidiaries and affiliates. The borrowers are required to submit monthly reports addressing, among other things, mark to market exposure, their borrowing base and a supply/demand projection. To date, Just Energy’s subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the terms of the credit facility, the credit facility becomes unavailable and could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of Just Energy if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine facility. Security for these facilities includes a first priority security interest on all assets and undertakings of TGF. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters. In the event this financing became unavailable, Just Energy would have to otherwise fund the Home Services business.

Disruptions to infrastructure
Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of the distribution infrastructure. Any disruptions in this infrastructure would result in counterparties and thereafter Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Expansion strategy and future acquisitions
The Company plans to grow its business by expansion into additional deregulated markets through organic growth and acquisitions. The expansion into additional markets is subject to a number of risks, any of which could prevent the Company from realizing its business strategy.

Acquisitions involve numerous risks, any one of which could harm the Company’s business, including difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, or assets of the target company may exceed the value the Company realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which Just Energy has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either Just Energy’s current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

Future acquisitions or expansion could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on business, results of operations and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on Just Energy’s business, results of operations and financial condition. Just Energy may require additional financing should an appropriate acquisition be identified and it may not have access to the funding required for the expansion of its business or such funding may not be available to Just Energy on acceptable terms. There is no assurance that Just Energy will determine to pursue any acquisition or that such an opportunity, if pursued, will be successful.

Just Energy Annual Report 2012	31

LEGAL, REGULATORY AND SECURITIES RISKS

Legislative and regulatory environment
Just Energy operates in the highly regulated natural gas and electricity retail sales industry in all of its jurisdictions. It must comply with the legislation and regulations in these jurisdictions in order to maintain its licensed status and to continue its operations. There is potential for change to this legislation and these regulatory measures that may, favourably or unfavourably, impact Just Energy’s business model. As part of doing business door-to-door, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licenses. Similarly, changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may, favourably or unfavourably, impact Just Energy’s business model.

Although the rule-making for the recent financial reform act in the United States has not been completed, it is expected that when final, Just Energy will be required to comply with certain aspects regarding reporting of derivative activity. Furthermore, it is expected that several of Just Energy’s counterparties will be impacted by this legislation in a significant manner. The costs associated with Just Energy’s increased reporting requirements as well as doing business with counterparties more significantly impacted than Just Energy cannot yet be fully determined.

In addition to the litigation referenced herein and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. See the “Legal proceedings” section on page 56 of this report. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business. The adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on the Company’s ability to favourably resolve other lawsuits and on the Company’s financial condition and liquidity.

The Company may issue additional shares, diluting existing shareholders’ interests
The Company may issue additional or unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders.

Financial markets
Significant events or volatility in the financial markets could result in the lack of (i) sufficient capital to absorb the impact of unexpected losses and/or (ii) sufficient liquidity or financing to fund operations and strategic initiatives. Furthermore, significant volatility in exchange rates and interest rates could have an adverse impact on product pricing, gross margins and net interest expense. In addition, inappropriate hedging strategies for mitigating foreign exchange, interest rate and equity exposures could cause a significant impact on earnings.

TGF’s dependence on commodity prices
TGF’s results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and dried distillers’ grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF’s results may fluctuate substantially, and TGF may experience periods of declining prices for TGF’s products and increasing costs for TGF’s raw materials, which could result in operating losses. TGF may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase wheat, natural gas or other items or by engaging in other hedging transactions; however, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time. In addition, these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations.

TGF’s dependence on federal and provincial legislation and regulation
Various laws, regulations and programs of the U.S. federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline. In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, health and safety laws, regulations and liabilities
TGF owns the land on which it has built the Belle Plaine facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of TGF’s employees. These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions or contamination to the land or neighbouring lands can result in substantial fines, natural resource damages, criminal sanctions, permit revocations, litigation and/or facility shutdowns. In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine facility.

The hazards and risks (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) associated with producing and transporting TGF’s products may also result in personal injury claims by employees, third parties or damage to property owned by TGF or by third parties. As protection against operating hazards, TGF maintains insurance coverage against some, but not all, potential losses. However, TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

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Alternative fuels
Alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF’s business, results of operations and financial condition may be materially adversely affected.

Social or technological changes affecting home services
Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters which sets precedence for acceptance of furnace and air conditioning rentals. There can be no assurance that NHS’s customers will continue to accept the home appliance rental concept. It is also possible that more economical or efficient technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters, air conditioner and furnace units. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario. Management has developed alternative means of product delivery (long-term leases) and is expanding outside the Ontario territory to mitigate these risks.

Concentration of home appliance suppliers and product faults
Although there are a number of manufacturers of home appliances, NHS relies principally on GSW Inc. for its supply of water heaters and Lennox for its furnaces and air conditioners. Should these suppliers fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including with respect to product recalls.

HES dependence on federal and state legislation and regulation
Various laws, regulations and programs of the U.S. federal government and certain state governments are intended to lead to increased use of renewable resources, including solar energy. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to solar installation. However, existing and proposed laws, regulations and programs have limited time horizons and are constantly changing. In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the economic viability of solar projects. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. CEI continues to vigorously contest this matter which is not expected to have a material impact on the financial condition of the Company.

Controls and procedures

At March 31, 2012, the Chief Executive Officer and Chief Financial Officer of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. During the year, there have been no changes in Just Energy’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls were effective as of March 31, 2012.

Just Energy Annual Report 2012	33

LIMITATION ON SCOPE OF DESIGN

Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Company may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates. Under this section, the Company’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Fulcrum, acquired effective October 1, 2011.

Summary financial information pertaining to the Fulcrum acquisition that was included in the consolidated financial statements of the Just Energy as at March 31, 2012, is as follows:

(thousands of dollars)

Total
Sales1	$107,305
Net loss1	(9,082)
Current assets	27,151
Non-current assets	103,235
Current liabilities	42,015
Non-current liabilities	3,418

1	Results from October 1, 2011, to March 31, 2012

CORPORATE GOVERNANCE

Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergygroup.com and is included in Just Energy’s May 18, 2012, Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Fiscal 2012 showed the ability of Just Energy to continue to grow profitably as it has in past years. As in the past, at the start of the fiscal year, management provided guidance as to expected customer additions, margin growth and Adjusted EBITDA growth for fiscal 2012. Margin and Adjusted EBITDA were each expected to grow by approximately 5% per share while net customer additions were expected to exceed that growth. The higher customer growth would be necessary in order to offset lower margins from commercial customers who were expected to be a substantial portion of the net additions.

Realized results met or exceeded this guidance. Customer additions through marketing were a record 1,091,000 with a further 240,000 customers added through the acquisition of Fulcrum. As a result, the total customer base was up 17% year over year. As expected, gross margin and Adjusted EBITDA were up by a lower percentage, 5% and 7% per share, respectively. Were it not for a near record warm winter, these measures would have been ahead of guidance.

A key trend in Just Energy’s business, which management expects to continue, is the success of the Hudson acquisition and the growth of the Commercial division. The Commercial division added 571,000 customers in fiscal 2011 with new customer aggregation by the division far exceeding management’s expectations. At the end of fiscal 2011, the Commercial division had 1,330,000 customers. At the end of fiscal 2012, the Commercial division had 1,901,000 RCEs, up 43% year over year. Management believes that opportunities for both channel and geographic expansion will cause Commercial division growth to exceed that of the Consumer division for the next several years.

The growth of commercial as a percentage of the overall book will cause margins to grow less quickly than customers. There are factors which will both add to and detract from expected growth in fiscal 2013. The warm winter just experienced will create negative reconciliations in the first and second quarters of the fiscal year, similar to those experienced after the record warm winter of 2009/2010. Offsetting this will be gross margin from Fulcrum’s Texas electricity customers over the summer months because the fiscal 2012 summer did not include Fulcrum as the acquisition was effective October 1, 2011.

The Consumer division saw a decline in its customer base as Canadian renewal rates were lower than historic levels. Renewals were hurt by customers coming off very high five-year fixed-price contracts well above current prices. Overall, renewals were down slightly to 64% for fiscal 2012 from 65% in fiscal 2011. This decline was offset by improved attrition rates. Total attrition was an annual 13%, down from 15% a year earlier. Management believes that new products and any return to commodity price volatility will stem the decline in the Consumer division base and should result in improved renewal rates and continued lower attrition.

Overall embedded margin in Just Energy’s contracts rose 15% to $2.0 billion over the year. This was the result of a number of positive factors with all sales channels generating strong results. The impact of the fourth quarter net customer additions will not be seen until future periods and management is confident that the strong growth seen in the year will accelerate in the year to come.

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Growth at NHS remained steady with substantial value created in the business over the year. The installation base grew by 39% to 165,400. Gross margin was up by 78% reflecting both growth and higher margin furnace and air conditioner unit installations. The best measure of the success of NHS is the growth of embedded margin within customer contracts. Over the year, embedded margin began the year at $282.7 million. Of this, $28.0 million was realized in the year and NHS ended at $393.0 million, up 39% for the fiscal 2012. NHS is testing its products for geographic expansion outside Ontario. While the rate of growth is expected to slow on the more substantial customer base, the impact of new markets is expected to be positive over the coming years.

TGF had improved results for the year. Sales and gross margin were up 20% and 31%, respectively. Going forward, the results at TGF will be dependent on underlying commodity prices. Management is focused on maximizing operating ratios at the plant and controlling costs.

Overall, management’s expectation for fiscal 2013 is growth of approximately 10% to 12% in gross margin and approximately 8% to 10% in Adjusted EBITDA. Customer growth should exceed these levels. Management anticipates that investment tax credits and the accelerated deductibility of HES capital expenditures should result in higher current tax expense for fiscal 2013 than fiscal 2012 but will still be below the effective corporate tax rates.

Take-up on Just Energy’s green offerings declined from 34% of new consumer customers taking 90% their consumption in green supply in fiscal 2011 to 29% of new consumer customers taking 84% of supply in fiscal 2012. However, the green book continues to grow. JustGreen makes up 12% of the Consumer division electricity portfolio, up from 10% a year earlier. Ten percent of the Consumer division gas portfolio is green, up from 6% in fiscal 2011. Currently, fewer new customers are electing green supply largely because of the substantial premium on lower commodity price bills. Management believes that there is a certain percentage of the public that will always elect green and that any increase in underlying “brown” electricity or gas will result in a return to traditional take-up levels.

The Company made a substantial investment in the Momentis network marketing division. Total expenditures of $37.1 million were made to build the network’s platform and establish an initial base of independent representatives. The business has grown from having 3,500 independent representatives on March 31, 2011, to 47,800 at fiscal year-end. On average, a representative should generate four to six contracts and product sales. Given the fast growth in independent representatives in the last half of the year, total Momentis additions were less than 50,000 RCEs to date. Management believes that the expenditures on Momentis will generate high returns as new customer additions and the independent representative base continue to ramp up.

For the past quarters of fiscal 2012, Just Energy’s payout ratio on Adjusted EBITDA has been down significantly from the prior year. The fourth quarter saw a small increase in the ratio to 40% from 38% in the prior comparable quarter. Net additions of 112,000 resulted in an increase of 3% in the total customer base for the quarter. For the year, the ratio payout for Adjusted EBITDA declined from 66% to 62%, a positive trend for the Company dividend. Base EBITDA had a payout ratio of 84%, up from 73% a year prior. This was due to record customer additions which resulted in a net increase of embedded margin within customer contracts of 15% for the year. Management’s view is that while the Adjusted EBITDA payout ratio should decline annually, the same is not true of Base EBITDA. Given Just Energy’s high return on invested capital, the more spent on adding long-term margin, the greater the Company’s growth and long-term value. Given the current payout ratio and expected growth in the coming year, management sees no reason for any change to the current dividend policy and current dividend rate.

The Company continues to actively monitor possible acquisition opportunities within its current business segments.

Effective January 30, 2012, Just Energy’s common shares were listed for trading on the New York Stock Exchange. Management believes this will expose the shares to a wider investment audience and that the result, over time, will be greater liquidity in the market.

Just Energy has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where the Company has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.

Just Energy Annual Report 2012	35

Management’s responsibility
for financial reporting

The accompanying consolidated financial statements of Just Energy Group Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

Just Energy Group Inc. maintains systems of internal accounting and administrative controls. These systems are designated to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is composed entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Just Energy Group Inc.

Ken Hartwick	Beth Summers
Chief Executive Officer and President	Chief Financial Officer

Just Energy Annual Report 2012	36

Independent auditors’ report

To the Shareholders of Just Energy Group Inc.

We have audited the accompanying consolidated financial statements of Just Energy Group Inc., which comprise the consolidated statements of financial position as at March 31, 2012 and 2011, and April 1, 2010, and the consolidated statements of income (loss), comprehensive income (loss), shareholders’ deficit and cash flows for the years ended March 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. as at March 31, 2012 and 2011, and April 1, 2010, and the results of its financial performance and its cash flows for the years ended March 31, 2012 and 2011 in accordance with International Financial Reporting Standards.

Ernst & Young LLP

Toronto, Canada,	Chartered Accountants
May 17, 2012.	Licensed Public Accountants

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